ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 25, 2018
Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Impact Shares Trust I (the “Trust”)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission via EDGAR on behalf of the Trust, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 1 to the Trust’s registration statement under the 1933 Act and Amendment No. 4 under the 1940 Act on Form N-1A (the “Amendment”).

The Amendment is being filed in connection with the registration of Impact Shares YWCA Women’s Empowerment ETF (the “Women’s ETF”) and Impact Shares UNCDF ETF (the “UN ETF” and together with the Women’s ETF, the “Funds”). Pursuant to the provisions of Rule 485(a)(2) under the 1933 Act, it is intended that this Amendment become effective seventy-five days after filing.

Request for Selective Review

Each Fund’s disclosure is based on the disclosure currently used by Impact Shares NAACP Minority Empowerment ETF (the “Minority ETF”), a series of the Trust. The Registrant requests selective review of this filing in accordance with the release of the U.S. Securities and Exchange Commission (the “SEC”) on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Except as indicated below, the disclosure in this filing is substantially similar to disclosure previously reviewed by the staff of the SEC in Pre-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A filed on July 10, 2018 (SEC Accession Number 0001193125-18-215453) with respect to the Minority ETF (the “Prior Impact Shares Filing”), which was declared effective on July 17, 2018.

Prospectus

The Registrant requests selective review of the sections of the Prospectus listed below, which were updated to incorporate disclosure specific the Funds. Additionally, references have been updated from singular to plural throughout the Prospectus to reflect the existence of multiple Funds.

1)	References to the name, principal U.S. listing exchange and ticker symbol of each Fund on the cover page.

2)

Disclosure with respect to the following sections of each “Fund Summary” that differs from that contained in the Prior Impact Shares Filing: “Investment Objective” and “Principal Investment Strategies.”

3)

Disclosure with respect to the following principal risks for the Women’s ETF that differ from those contained in the Prior Impact Shares Filing: “Gender Diversity Risk,” “Industry Concentration Risk,” “Market Price Variance Risk” and “Swaps Risk.”

4)

Disclosure with respect to the following principal risks for the UN ETF that differ from those contained in the Prior Impact Shares Filing: “Foreign Securities Risk,” “Industry Concentration Risk,” “Market Price Variance Risk” and “Swaps Risk.”

5)	Disclosure under “Description of Underlying Index” that differs from that contained in the Prior Impact Shares Filing.

6)	Disclosure under “Non-Principal Strategies—Additional Information” that differs from that contained in the Prior Impact Shares Filing.

7)

Disclosure with respect to the following principal risks under “Description of Risks” that differ from those contained in the Prior Impact Shares Filing: “Gender Diversity Risk” and “Industry Concentration Risk.”

8)	Disclosure with respect to YWCA USA and the United Nations Capital Development Fund under “Partner Nonprofits.”

9)	Disclosure with respect to the Funds’ ticker symbols under “How to Buy and Sell Shares.”

10)	Disclosure with respect to the Underlying Index for each of the Women’s ETF and the UN ETF under “Index Providers.”

11)	References to the Trust’s website (http://www.impactetfs.org) have been updated throughout.

SAI

The Registrant requests selective review of the sections of the SAI listed below, which were updated to make revisions to existing disclosure, provide data regarding each Fund and the Minority ETF that is required pursuant to Form N-1A, and incorporate disclosure specific to each Fund’s investment strategy. Additionally, references have been updated from singular to plural throughout the Prospectus to indicate multiple Funds.

1)	References to the name, principal U.S. listing exchange and ticker symbol of each Fund on the cover page.

2)	The first paragraph under “The Funds” and the fifth paragraph under “Description of Investments and Risk Factors.”

3)	Information regarding each Fund’s Underlying Index under “Construction and Maintenance Standards for the Women’s ETF Underlying Index” and “Construction and Maintenance Standards for the UN ETF Underlying Index.”

4)	Disclosure regarding the number of portfolio in the Impact Shares fund complex overseen by each Trustee, the number of meetings of the Board’s standing Committees during the most recent fiscal year, securities ownership information for the Trustees and the Trust’s proxy voting records under “Management of the Trust”

5)	Information regarding other accounts managed by the portfolio manager of each Fund and the portfolio manager’s ownership of Fund securities under “Information Regarding Portfolio Managers.”

6)	Information regarding creation and redemption cut-off times under “Purchase and Redemption of Shares.”

7)	Disclosure regarding payment of the following fees and expenses: trustee compensation, advisory fees; administration fees, brokerage commissions and distribution fees.

8)	Disclosure under “Control Persons and Principal Shareholders.”

9)	Disclosure under “Financial Statements.”

10)	References to the Trust’s website (http://www.impactetfs.org) have been updated throughout.

Please direct any questions you may have with respect to this filing to me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols, Esq.

cc:	Brian D. McCabe, Esq.